Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement

dated May 4, 2026

Registration No. 333-291350

May 4, 2026

Summary of Final Terms and Details of the Issue

$500,000,000 4.850% Senior Notes due 2031

Issuer:	Constellation Brands, Inc.

Principal Amount:	$500,000,000 aggregate principal amount.

Title of Securities:	4.850% Senior Notes due 2031 (the “2031 notes”).

Final Maturity Date:	May 6, 2031.

Public Offering Price:	99.943% of principal amount plus accrued interest, if any, from and including May 6, 2026.

Coupon:	4.850% per annum.

Interest Payment Dates:	May 6 and November 6.

Record Dates:	April 21 and October 22.

First Interest Payment Date:	November 6, 2026.

Benchmark UST:	3.875% UST due April 30, 2031.

Benchmark UST Price & Yield:	99-00 3⁄4 / 4.093%.

Spread to Benchmark UST:	+77 basis points.

Yield to Maturity:	4.863%.

Optional Redemption:

Prior to April 6, 2031 (1 month prior to the maturity date of the 2031 notes) (the “Par Call Date”), the Company may redeem the 2031 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the 2031 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the 2031 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Mandatory Offer to Redeem Upon Change of Control Triggering Event:	If the Company experiences a change of control triggering event, the Company must offer to repurchase the 2031 notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Trade Date:	May 4, 2026.

Settlement Date*:	May 6, 2026, which will be the second business day following the date of pricing of the 2031 notes (T+2).

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036P BU1 ISIN: US21036PBU12

Joint Bookrunners:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

Truist Securities, Inc.

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

M&T Securities, Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Fifth Third Securities, Inc.

Rabo Securities USA, Inc.

U.S. Bancorp Investments, Inc.

Siebert Williams Shank & Co., LLC

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to one business day before delivery hereunder will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any day prior to one business day before delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or any Joint Bookrunner will arrange to send you the prospectus, at no cost, if you request it by calling, as applicable, (i) the issuer’s Secretary at 1-585-678-7100, (ii) BofA Securities, Inc. at (800) 294-1322 (toll free), (iii) Goldman Sachs & Co. LLC at (866) 471-2526, (iv) PNC Capital Markets LLC at (855) 881-0697, (v) Truist Securities, Inc. at (800) 685-4786.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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